NEWS RELEASE

APH:TSX-V, OTCQB:APCSF November 8, 2011

ALDA suspended by the BCSC

Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (the “Company” or “ALDA”) announces On November 7, 2011, a cease trade order was issued by the BCSC against ALDA Pharmaceuticals Corp. (“ALDA”) for failing to file audited comparative financial statements for the fiscal year ended June 30, 2011, the management's discussion and analysis and the certificates of the CEO and CFO  for that period within the prescribed time period and for failing to pay the required fee.

Upon revocation of the cease trade order, the company's shares will remain suspended until the company meets the exchange requirements. Members are prohibited from trading in the securities of the company during the period of the suspension or until further notice.

The exchange released a bulletin that the trading of the company's shares had been halted, effective November 7, 2011, following the issuance of the cease trade order by the BCSC. Reinstatement to trading can occur only when the cease trade order is revoked and the exchange has concluded its reinstatement review to ensure the company has satisfactorily complied with all exchange requirements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp. Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com